Exhibit 99(a)(5)(iv)

Kulicke & Soffa Announces Completion of Tender Offer for 1.0% Convertible Subordinated Notes Due 2010

Fort Washington, PA – March 2, 2009 – Kulicke & Soffa Industries, Inc. (NASDAQ: KLIC) (“K&S”) announced today that it has completed its tender offer to repurchase for cash (the “Offer”) up to all of its $62,000,000 aggregate principal amount of its outstanding 1.0% Convertible Subordinated Notes Due 2010 (the “Notes”). The terms and conditions of the Offer were set forth in the Offer to Purchase dated January 6, 2009 (the “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal”) distributed to holders of the Notes, Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission (“SEC”) on February 10, 2009 and Amendment No. 2 to the Schedule TO filed with the SEC on February 25, 2009.

The Offer for the Notes expired at 5:00 pm, New York City time, on February 27, 2009. The Bank of New York Mellon, the depositary for the Offer, has advised the Company that $13,036,000 aggregate principal amount of its Notes were validly tendered in the Offer before the expiration of such Offer. In accordance with the terms of the Offer, the Company accepted for payment $13,036,000 aggregate principal amount of its Notes at a purchase price of $780 per $1,000 principal amount of such Notes, plus, with respect to such Notes, accrued and unpaid interest up to, but not including the date of purchase of the Notes. The payment date is expected to be March 5, 2009.

Pursuant to the terms of the Offer, Notes not tendered in such Offer will remain outstanding, and the terms and conditions governing such Notes, including the covenants and other protective provisions contained in the indenture governing such Notes, will remain unchanged.

Oppenheimer & Co., Inc. acted as Dealer Manager in connection with the Offer and Laurel Hill Advisory Group, LLC acted as Information Agent. Questions regarding the Offer may be directed to the Information Agent at (917) 338-3181 for banks and brokers and at 1-888-742-1305 for all others.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY OF THE COMPANY’S 1.0% CONVERTIBLE SUBORDINATED NOTES DUE 2010. NOTEHOLDERS ARE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM THE INFORMATION AGENT, LAUREL HILL ADVISORY GROUP, LLC AT 100 WALL STREET, 22ND FLOOR, NEW YORK, NEW YORK 10005. BANKS AND BROKERS CALL: (917) 338-3181 AND ALL OTHERS CALL TOLL FREE: 1-888-742-1305.

About Kulicke & Soffa

Kulicke & Soffa (NASDAQ: KLIC) is a global leader in the design and manufacture of semiconductor assembly equipment. As a pioneer in this industry, K&S has provided customers with market leading packaging solutions for decades. In recent years K&S has expanded its product offerings through strategic acquisitions, adding die and wedge bonders and a broader range of expendable tools to its core wire bonding products. Combined with its extensive expertise in process technology, K&S is well positioned to help customers meet the challenges of assembling the next-generation semiconductor devices. (www.kns.com)

Contacts:

Geoff Grande, CFA

FD

P: (617) 747-1721

F: (617) 747-1711

geoff.grande@fd.com

Tom Johnson

Director – Investor Relations & Corporate Communications

Kulicke & Soffa

P: (215) 784-6411

F: (215) 784-6167

tjohnson@kns.com

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